Wind Harvest Pilot Project Inc.

7-year Pro-forma Financials

Assumes $3 million raised

P&L - Income Statement	2020	2021	2022	2023	2024	2025	2026	2027
Loans received from investors	$800,000	$2,200,000						
Loans made to Wind Harvest	$736,000	$2,178,400						
Revenue retained investors	$64,000	$21,600	$-	$-	$-	$-	$-	$-
Revenue Interest on Loans	$14,948	$178,613	$261,415	$261,415	$261,415	$261,415	$261,415	$261,415
Repayment of Loan Principal	$-	$-	$-	$-	$-	$-	$-	$3,000,000
Total Revenue	$78,948	$200,213	$261,415	$261,415	$261,415	$261,415	$261,415	$3,261,415
WeFunder Fee	$60,000	$20,250	$-	$-	$-	$-	$-	
Interest Paid to WHPP Investors	$12,583	$168,250	$256,000	$256,000	$256,000	$256,000	$256,000	$256,000
Total Principal Repaid to investors								$3,000,000
General Administrative	$900	$3,600	$3,600	$3,600	$3,600	$3,600	$3,600	$3,600
Total Expenses	$73,483	$192,100	$259,600	$259,600	$259,600	$259,600	$259,600	$3,259,600
EBITDA	$5,465	$8,113	$1,815	$1,815	$1,815	$1,815	$1,815	$1,815
Dep. & Amort.	$-	$-	$-	$-	$-	$-	$-	
EBIT	$5,465	$8,113	$1,815	$1,815	$1,815	$1,815	$1,815	$1,815
Interest Expense	$-	$-	$-	$-	$-	$-	$-	
Income before Taxes	$5,465	$8,113	$1,815	$1,815	$1,815	$1,815	$1,815	$1,815
Net Income	**$5,465**	**$8,113**	**$1,815**	**$1,815**	**$1,815**	**$1,815**	**$1,815**	**$1,815**
Retained Earnings	*$5,465*	*$13,578*	*$15,393*	*$17,208*	*$19,023*	*$20,838*	*$22,653*	*$24,468*

Cash Flow Statement	2020	2021	2022	2023	2024	2025	2026	2027
Net Income	$5,465	$8,113	$1,815	$1,815	$1,815	$1,815	$1,815	$1,815
Change Working Capital	$(27,065)	$-	$-	$-	$-	$-	$-	
Cash Flow Operations	$(21,600)	$8,113	$1,815	$1,815	$1,815	$1,815	$1,815	$1,815
Capital Expenditures	$(2,178,400)	$-	$-	$-	$-	$-	$-	
Cash Flow Investment	$(2,178,400)	$-	$-	$-	$-	$-	$-	$-
FREE CASH FLOW	$(2,200,000)	$8,113	$1,815	$1,815	$1,815	$1,815	$1,815	$1,815
Issuance of Debt	$800,000	$2,200,000	$-	$-	$-	$-	$-	$-
Equity Issuance / Other Sources								
Cash Flow Financing	$800,000	$2,200,000	$-	$-	$-	$-	$-	$-
Cash BoP	$800,000	$800,000	$808,113	$809,928	$811,743	$813,558	$815,373	$817,188
Net Cash Flow for Period	$(2,200,000)	$8,113	$1,815	$1,815	$1,815	$1,815	$1,815	$1,815
Cash EoP	$(1,400,000)	$808,113	$809,928	$811,743	$813,558	$815,373	$817,188	$819,003

Balance Sheet	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**	**2026**	**2027**
Cash	$(1,400,000)	$808,113	$809,928	$811,743	$813,558	$815,373	$817,188	$819,003
Inventory in Transit	$21,600	$-	$-	$-	$-	$-	$-	
Fixed Assets	$2,178,400	$-	$-	$-	$-	$-	$-	
Total Assets	$800,000	$808,113	$809,928	$811,743	$813,558	$815,373	$817,188	$819,003
Debt Financing	$2,200,000	$-	$-	$-	$-	$-	$-	
Equity								
Retained Earnings	$5,465	$13,578	$15,393	$17,208	$19,023	$20,838	$22,653	$24,468
Net S/H Equity								
Total Liability & Equity	$2,205,465	$13,578	$15,393	$17,208	$19,023	$20,838	$22,653	$24,468

The numbers above are projections and not guarantees of performance because they involve risks and uncertainties. Please review the Risk Factors section of the Form C for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained herein.